# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smart Sand, Inc., CIK 0001529628
CUSIP: 83191H107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1000 FLORAL VALE BOULEVARD, SUITE 225, YARDLEY, Pennsylvania (PA), 19067
Date of event which requires filing of this statement: 09/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001056581

## Reporting persons
- Tontine Asset Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,212,223; sole dispositive power 0; shared dispositive power 2,212,223; aggregate amount beneficially owned 2,212,223 (5.1% of the class)
  Comment: The percentages used in this Schedule 13G are calculated based upon the 43,559,223 shares of Common Stock, par value $0.001 per share ("Common Stock"), of Smart Sand, Inc. (the "Company") issued and outstanding as of August 5, 2025, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 12, 2025.
- Tontine Capital Overseas Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,212,223; sole dispositive power 0; shared dispositive power 2,212,223; aggregate amount beneficially owned 2,212,223 (5.1% of the class)
- Jeffrey L. Gendell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,212,223; sole dispositive power 0; shared dispositive power 2,212,223; aggregate amount beneficially owned 2,212,223 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Smart Sand, Inc.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 1000 Floral Vale Boulevard, Suite 225, Yardley, Pennsylvania 19067

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Tontine Capital Overseas Master Fund II, L.P. ("TCOM II"), a limited partnership organized under the laws of the State of Delaware, with respect to 2,212,223 shares of Common Stock directly owned by TCOM II;
(ii) Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of TCOM II, with respect to the shares of Common Stock directly owned by TCOM II; and
(iii) Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), who serves as the Managing Member of TAA, with respect to the shares of Common Stock directly owned by TCOM II.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,212,223
Percent of class: 5.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,212,223
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,212,223
The amounts and percentage set forth above in this Item 4 reflect the beneficial ownership of Mr. Gendell. TAA and TCOM II each beneficially own, and have shared voting and dispositive power over, 2,212,223 shares of Common Stock, or approximately 5.1% of the Common Stock issued and outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Tontine Asset Associates, LLC: /s/ Jeffrey L. Gendell, Managing Member (09/19/2025)
- Tontine Capital Overseas Master Fund II, L.P.: /s/ Jeffrey L. Gendell, Managing Member of Tontine Asset Associates, LLC, the general partner of Tontine Capital Overseas Master Fund II, L.P. (09/19/2025)
- Jeffrey L. Gendell: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell (09/19/2025)